UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA SHENGDA PACKAGING GROUP INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16950V 107
(CUSIP Number)

Nengbin Fang
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China
(86) 571-82838805
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS NENGBIN FANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,206,308
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	5,206,308
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,206,308
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14.	TYPE OF REPORTING PERSON IN

(1) A total of 39,456,311 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 17, 2011. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 4 Pages

CUSIP No. 16950V 107

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “Commission”) on December 16, 2010, amends the Initial 13D as specifically set forth in this Amendment. Capitalized terms used and not defined herein have the meanings ascribed to them in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On April 8, 2010, the Issuer entered into that certain share exchange agreement (the “Share Exchange Agreement”) with Evercharm Holdings Limited, a British Virgin Islands company (“Evercharm”), and its sole shareholder, Shengda (Group) Holdings Limited, an Island of Bermuda company (“Shengda Holdings”). Pursuant to the Share Exchange Agreement, all of the equity interest of Evercharm held by Shengda Holdings was exchanged for 27,600,000 shares of the Common Stock of the Issuer.

At the time of the share exchange, Shengda Holdings was 100% owned by Wealthcharm Investments Limited, which in turn was owned by the Reporting Person and his family. On May 10, 2010, Shengda Holdings distributed all of the shares that it acquired under the Share Exchange Agreement to the Reporting Person and his family. As a result of this distribution, the Reporting Person acquired 5,250,000 shares of the Common Stock of the Issuer.

On December 15, 2010, in connection with the Issuer’s underwritten public offering, the Reporting Person purchased an additional 500,000 shares of Common Stock at the public offering price of $4.00 per share. These shares were purchased with the Reporting Person’s personal funds.

Pursuant to a securities purchase agreement dated April 29, 2010, as amended (the “Securities Purchase Agreement”), the Reporting Person agreed that if in connection with any financing transactions in which the Company sells common stock or common stock equivalents, the gross sales price per share of common stock (or common stock equivalent) sold in the equity financing is less than $6.86, then he shall be obligated to issue to the investors in the April 2010 financing (the “Investors”) on a pro rata basis, for no additional consideration that number of shares of Common Stock as is equal to $5,000,000/(Financing Price Per Share/2) – (1,456,311 + any shares already issued to the Investors prior to the current Equity Financing pursuant to Section 4.15 of the Securities Purchase Agreement). The Issuer completed an underwritten public offering of its Common Stock at a public offering price of $4.00 per share of Common Stock. On December 30, 2010, as the public offering price was less than the price specified in the Securities Purchase Agreement, the Reporting Person transferred an aggregate of 1,043,692 shares to the Investors.

As described in Item 5(c) below, on June 8, June 9, June 13 and June 14, 2011, the Reporting Person purchased an aggregate of 500,000 shares of Common Stock on the open market. These shares were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Page 3 of 4 Pages

CUSIP No. 16950V 107

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on April 13, 2010.

Since the consummation of the Share Exchange Agreement, the Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are amended and restated to read as follows:

(a)  For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls 5,206,308 shares of the Issuer’s Common Stock, representing 13.2% of the outstanding shares of the Issuer’s Common Stock (based on 39,456,311 shares of Common Stock outstanding as of June 17, 2011).

(b)  The Reporting Person has sole voting and dispositive power over the 5,206,308 shares of the Issuer’s Common Stock that are directly and beneficially owned by him. The Reporting Person does not own any other securities of the Issuer.

(c)  Other than the transactions described in the table below, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

Shares of Common		Date of
Stock Purchased	Price Per Share	Purchase
136,000	$1.263(1)	06/08/2011
126,000	$1.2799(2)	06/09/2011
105,200	$1.0736(3)	06/13/2011
132,800	$1.1895(4)	06/14/2011

1. The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.19 to $1.27, inclusive. The reporting person undertakes to provide to China Shengda Packaging Group Inc., any security holder of China Shengda Packaging Group Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) , (2), (3) and (4) to this Form 4.

2. The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.23 to $1.3, inclusive.

3. The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.976 to $1.129, inclusive.

4. The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.131 to $1.247, inclusive.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated April 8, 2010, among the Issuer, Evercharm Holdings Limited and its sole shareholder [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 13, 2010].

Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2011

/s/ Nengbin Fang
Nengbin Fang